Exhibit 99.1

Zymeworks Reports First Quarter 2017 Financial Results

Vancouver, Canada, (May 15, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE: ZYME; TSX: ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today reported financial results for the first quarter ended March 31, 2017.

“During the first quarter, among other highlights, we received top-line data from the dose escalation stage of our on-going Phase 1 clinical trial of our lead product candidate, ZW25,” said Ali Tehrani, Ph.D., Zymeworks’ President & CEO. “ZW25 has demonstrated preliminary anti-tumor activity across multiple cancer types in HER2 expressing patients who have progressed after several lines of treatment with HER2-targeted therapies.”

First Quarter Highlights:

•	Preliminary data for ZW25 phase 1 clinical trial received
•	Orphan drug designation for ZW25 in gastric cancer received
•	Second research milestone with collaborator Eli Lilly announced
•	Two industry veterans added to Board of Directors
•	State-of-the-art lab facility opened

On May 3, 2017, subsequent to the first quarter, Zymeworks completed its initial public offering  and sold 4,500,000 common shares at a price of $13.00 per share. In addition, Zymeworks has granted the underwriters an option, exercisable within 30 days of the date of its final prospectus relating to the IPO, to purchase up to an additional 675,000 common shares.

First Quarter Ended March 31, 2017 Financial Results

All amounts are in U.S. dollars. Zymeworks’ unaudited condensed consolidated financial statements are prepared in accordance with accounting principals generally accepted in the United States (“U.S. GAAP”).

Revenues for the first quarter ended March 31, 2017 were $0.2 million compared to $0.3 million for the same period of 2016. The decrease in collaboration revenue of $0.1 million is due to a $0.3 million decrease in research support payments from Merck, which was partially offset by the increase in research support payments of $0.2 million from Daiichi.

Research and development expenditures for the first quarter ended March 31, 2017 were $9.1 million, compared to $7.9 million for the same period in 2016. The increase of $1.2 million, was primarily due to increased activities associated with our therapeutic platforms and early-stage research and discovery programs, recorded in other research activities.

General and administrative expenses in the first quarter ended March 31, 2017 were $6.3 million compared to $2.1 million for the same period in 2016. General and administrative expenses increased by $4.2 million, compared to the same period in 2016, primarily due to an increase in professional fees and compensation costs. The compensation cost increase was the result of new hires and higher share-based compensation expenses due to reclassification under U.S. GAAP of certain awards from equity to liability for accounting purposes. The increase in professional fees over the same period in 2016 was associated with consulting services as well as legal, intellectual property, assurance and taxation services.

Net loss for the three months ended March 31, 2017 was $15.9 million. Zymeworks expects that over the next several years, research and development expenditures will increase in connection with the ongoing development of product candidates and other clinical, preclinical and regulatory activities.

As of March 31, 2017, Zymeworks had $26.8 million in cash and cash equivalents and short-term investments, as well as $1.9 million in SR&ED and IRAP receivables. On May 3, 2017, subsequent to the first quarter, Zymeworks completed its initial public offering for a total of $58.5 million in aggregate gross proceeds.

First Quarter Conference Call

Zymeworks will host a conference call today at 4:30 p.m. ET (1:30 p.m. PT) to discuss these first quarter financial results and provide a corporate update.

The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the Zymeworks conference call. A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1440. The replay will be available after the conclusion of the conference call until May 29, 2017.
About Zymeworks Inc.
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that relate to our expected research and development expenditures and other information that is not historical information. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in our registration statement on Form F-1 and in our supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com